FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*

(As of close of fiscal year)

================================================================================

                             Amounts as to                 Names of

    Title of issue         which registration            Exchanges on

                              is effective             which registered

================================================================================

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

HON. PAMELA WALLIN, BRIAN SCHUMACHER OR DAVID MURCHISON

Canadian Consulate General

1251 Avenue of the Americas

New York, N.Y. 10020

Copies to:

JOHN W. WHITE Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019	BRYAN MACDONALD Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, New Brunswick Canada E3B 5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

1

This amendment to the annual report of the Province of New Brunswick on

Form 18-K/A for the year ended March 31, 2002 comprises:

(a)

Pages numbered 1 to 4 consecutively.

(b)

The following exhibits:

Exhibit (k):  Excerpt From The Annual Report of New Brunswick Power Corporation 2002-2003

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton,

Canada on the 30th day of October, 2003.

                                          PROVINCE OF NEW BRUNSWICK

                                            By  /s/ Bryan MacDonald

                                               --------------------------

                                               Name:  Bryan MacDonald

                                               Title: Assistant Deputy Minister

                                                      Treasury Division

3

                                 EXHIBIT INDEX

Exhibit (k):   Excerpt From The Annual Report of New Brunswick Power Corporation 2002-2003.

4

M A N A G E M E N T R E P O R T	A U D I T O R S ' R E P O R T

May 12, 2003

NB Power's financial statements have been prepared by management, who are responsible for the integrity, accuracy and fairness of the information. The accounting principles followed in the financial statements are generally accepted in Canada. The financial information presented throughout the annual report is consistent with the financial statements.

Systems of internal control and supporting procedures are maintained to provide assurance that transactions are authorized, assets are safeguarded and records properly maintained. These controls and procedures include:

  system security and various financial controls
  quality standards in hiring and training of employees
  a code of conduct
  an organizational structure that provides a well-defined division of responsibilities performance accountability
  communication of policies and guidelines through the Corporation

Internal controls are reviewed and evaluated by audit programs which are subject to scrutiny by external auditors.

The ultimate responsibility for the financial statements rests with the Board of Directors. The Board is assisted in its responsibilities by the Audit Committee which reviews the recommendations of internal and external auditors for improvements in internal control and the action of management to implement such recommendations. In carrying out its duties and responsibilities, the Audit Committee meets regularly with management and with external and internal auditors to review the scope and timing of their respective audits, to review their findings and to satisfy itself that its responsibilities have been properly discharged. The Audit Committee reviews the financial statements and recommends them for approval by the Board of Directors.

The Corporation's external auditors, Deloitte & Touche LLP, have conducted an independent examination of the financial statements in accordance with auditing standards generally accepted in Canada, performing such tests and other procedures as they consider necessary to express the opinion in their Auditors' Report. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Corporation's financial reporting and the adequacy of internal control systems.

May 12, 2003

The Honourable Marilyn Trenholme Counsell, MD Lieutenant-Governor of New Brunswick Fredericton, New Brunswick

Madam:

We have audited the consolidated balance sheet of New Brunswick Power Corporation as at March 31, 2003 and the consolidated statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

36	NEW BRUNSWICK POWER CORPORATION	2002-2003 ANNUAL REPORT

F I N A N C I A L S T A T E M E N T S

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
Year ended March 31, 2003	in millions

	2003	2002
		Restated
		(See Note 2)

Revenues
Sales of power (Note 3)
In-province	$993	$919
Out-of-province	227	359
Miscellaneous	53	41

	1,273	1,319

Expenses
Purchased power	112	103
Fuel	415	389
Operation, maintenance and administration	364	339
Amortization and decommissioning (Note 4)	216	213

	1,107	1,044

Income before finance charges	166	275
Finance charges (Note 5)	243	256

Net Income (Loss) for the Year	(77)	19

Deficit
Opening deficit as previously reported		(164)
Effect of change in accounting policy (Note 2)		45

Opening deficit as restated	(100)	(119)

Deficit end of year	$(177)	$(100)

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F I N A N C I A L S T A T E M E N T S

CONSOLIDATED BALANCE SHEET
as at March 31, 2003	in millions

	2003	2002
		Restated
		(See Note 2)

Property, Plant and Equipment (Note 6)
Land, buildings, plant and equipment, at cost	$5,607	$5,458
Less: accumulated amortization	2,725	2,598

	2,882	2,860

Long-Term Assets
Used nuclear fuel trust fund (Note 7)	20	-

Current Assets
Cash and short-term investments (Note 8)	62	17
Accounts receivable	188	169
Materials, supplies and fuel	98	102
Prepaid expenses	7	5

	355	293

Deferred Charges
Deferred debt costs, less amounts amortized	56	42
Deferred pension benefit (Note 9)	68	61
Other deferred charges (Note 10)	6	-

	130	103

	$3,387	$3,256

On behalf of New Brunswick Power Corporation

Chair	Chair - Audit Committee

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F I N A N C I A L S T A T E M E N T S

CONSOLIDATED BALANCE SHEET
as at March 31, 2003	in millions

	2003	2002
		Restated
		(See Note 2)

Long-Term Debt (Note 11)
Debentures and other loans	$2,999	$2,530
Less: sinking funds	387	359

	2,612	2,171

Current Liabilities
Short-term indebtedness (Note 12)	295	-
Accounts payable and accruals	184	149
Accrued interest	71	73
Current portion of long-term debt (Note 11)	132	719

	682	941

Deferred Liabilities
Plant decommissioning and
used nuclear fuel management (Note 13)	225	209
Other (Note 14)	45	35

	270	244

Deficit
Deficit (Note 2)	(177)	(100)

	$3,387	$3,256

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F I N A N C I A L S T A T E M E N T S

CONSOLIDATED STATEMENT OF CASH FLOW
Year ended March 31, 2003	in millions

	2003	2002
		Restated
		(See Note 2)

Net Inflow (Outflow) of Cash Related
to the Following Activities:
Operating
Net income (loss) for the year	$(77)	$19
Amounts charged or credited to operations
not requiring a current cash payment (Note 15)	210	215

	133	234
Used nuclear fuel trust fund payment	(20)	-
Net change in non-cash working capital balances	15	(35)

	128	199

Financing
Debt retirements net of sinking fund proceeds	(829)	(229)
Sinking fund installments and earnings	(56)	(56)
Proceeds from long-term debt obligations	721	283
Increase (decrease) in short-term indebtedness	295	(102)

	131	(104)

Investing
Expenditure on property, plant and equipment	(219)	(140)
Proceeds on disposal and customer contributions	5	5

	(214)	(135)

Net Cash Inflow (Outflow)	45	(40)
Cash and Short-Term Investments
Beginning of Year	17	57

End of Year	$62	$17

40	NEW BRUNSWICK POWER CORPORATION	2002-2003 ANNUAL REPORT

N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

1. SIGNIFICANT ACCOUNTING POLICIES

The New Brunswick Power Corporation ("the Corporation"), established in 1920 as a Crown Corporation of the Province of New Brunswick by enactment of the New Brunswick Electric Power Act, has a corporate mission to provide for the continuous supply of energy adequate for the needs and future development of the Province and to promote economy and efficiency in the generation, distribution, supply, sale and use of power.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with that of the preceding year. The financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, NB Coal Limited (NB Coal).

a. Regulation

The Corporation is regulated under a system whereby annual average rate increases greater than three percent, or the Consumer Price Index, whichever is higher, require regulatory review by the Board of Commissioners of Public Utilities of the Province of New Brunswick (Public Utilities Board). The Corporation must also apply to the Public Utilities Board before making any expenditure greater that $75 million in relation to upgrading, maintaining or decommissioning a generating facility.

b. Property, plant and equipment

The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest on funds used during construction and indirect charges for administration and other expenses, less credits for the value of power generated during commissioning. Property, plant and equipment also includes the present value of asset retirement obligations related to the disposal of used nuclear fuel and decommissioning of the nuclear and thermal generating stations.

Interest during construction is capitalized monthly based on the cost of long-term borrowings. When significant assets are removed from service for extended periods of time for refurbishment, interest during construction is charged based on the net book value of the asset concerned.

Contributions in aid of construction which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets. Amounts received from customers are being amortized over the estimated service lives of the related assets.

The cost of distribution assets retired, net of dismantlement and salvage, is charged to accumulated amortization. For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts with the gain or loss on disposal being reflected in income.

Amortization is provided for all assets sufficient to amortize the cost of such assets, less estimated salvage value, over their estimated service lives. The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively. Amortization is suspended when significant assets are removed from service for extended periods for refurbishment. Amortization is provided on certain mining equipment on an increasing charge basis, the amortization amount being based on the amount of related debt retirement required during the year. All other assets are amortized on a straight-line basis. Amortization is provided on the net cost of property, plant and equipment in respect of which grants have been provided and on amounts contributed by customers.

The main categories of property, plant and equipment have been amortized based on the following average estimated service lives:

c. Cash and short-term investments

Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

d. Inventories

Inventories of materials and supplies, and fuel, other than nuclear fuel, are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method.

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e. Deferred debt costs

The Corporation amortizes debenture discounts and premiums, the expenses of issues, and the deferred interest related to debt refinancing, over the lives of the issues to which they pertain.

f. Foreign exchange transactions

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian (Cdn) dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation. Exchange gains and losses resulting from foreign currency translation are reflected in income.

g. Long-term debt

Long-term debt is recorded on the balance sheet at cost. The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities. The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

h. Plant decommissioning and used nuclear fuel management

In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear and thermal generating stations to return the sites to a state of unrestricted use, the Corporation recognizes these liabilities taking into account the time value of money. The Corporation does not provide for the estimated future costs of decommissioning hydro generating stations as there is currently no intention to decommission these assets.

The following costs have been recognized as a liability as at March 31, 2003:

  The estimated present value of the costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives
  The estimated present value of the fixed cost portion of used nuclear fuel management activities that are required regardless of the volume of fuel consumed
  The estimated present value of the variable cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2003

The liability for used nuclear fuel management is increased for fuel generated each year with the corresponding amounts charged to operations through fuel expense.

The liabilities for nuclear and thermal plant decommissioning and used nuclear fuel management are increased for the passage of time by calculating accretion (interest) on the liabilities. The accretion expense is calculated using the Corporation's credit adjusted risk free rate and is included with amortization expense.

The calculations of the anticipated future costs are based on detailed studies which take into account various assumptions regarding the method and timing of dismantlement of the nuclear and thermal generating stations, the cost of transportation of nuclear material to permanent disposal facilities, and estimates of inflation rates in the future.

Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability accounts.

In view of potential developments in the technology of decommissioning and used nuclear fuel management, and because of the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically.

i. Pension plans

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan. This multi-employer plan provides pensions based on length of service and the average of the highest five consecutive years of earnings. The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations. NB Coal maintains a private contributory defined benefit pension plan for its employees.

Under both plans, pension costs are actuarially determined using the projected benefit method, pro-rated on services and management's best estimate assumptions.

Experience gains or losses in excess of 10% of the greater of the pension assets and pension obligations are amortized over the expected average remaining service life of the employee group. The transitional asset (fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000), is amortized over the average remaining service life of the employee group.

j. Retirement allowance

The Corporation has a retirement allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay. The actuarial present value of accrued retirement allowance obligations for past service is amortized on a straight-line basis over the expected average remaining service life of the employee group.

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k. Early retirement programs

The total cost of such programs is charged to income in the year the program is initiated, irrespective of when payments are actually made.

l. Revenue

Billings to residential and general service customers are rendered monthly on a cyclical basis. All other customers are billed at the end of each month. Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

m. Derivative financial instruments

The Corporation periodically uses derivative financial instruments to manage the following risks:

  Interest rates
  Foreign currency
  Electricity, oil and natural gas prices

In accordance with its hedging policies and objectives, the Corporation only enters into derivative financial instruments to manage underlying exposures. The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its hedging objectives and strategy underlying various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Corporation assesses both at the inception and on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items and therefore qualify for hedge accounting.

Interest Rates

The Corporation enters into interest rate swaps to hedge against the interest rate exposure associated with future refinancing of debt. The gains or losses on these interest rate swaps that meet the hedge criteria are accounted for on a settlement basis and therefore are recognized only when the debt is refinanced. The resulting gains or losses are deferred and amortized over the new debt term. In the event that the interest rate swaps do not meet the hedge criteria, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income. Gains or losses on interest rate swaps that are terminated would be recognized under current or deferred assets or liabilities on the balance sheet, and would be amortized over the existing debt term.

Foreign Currency

The Corporation enters into Canadian dollar - US dollar forward contracts or Canadian dollar - US dollar cross currency interest rate swaps to hedge exchange risk related to forecasted US dollar purchases, and interest and principal obligations on US dollar denominated long-term debt.

Gains or losses on forward contracts hedging US dollar purchases that meet the hedge criteria are recognized through income at the settlement date. In the event that the hedge does not meet the hedge criteria, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income.

Gains or losses on forward contracts and cross currency interest rate swaps hedging US dollar interest and principal repayments that meet the hedging criteria are recognized through income at the settlement date. Interest is accrued at the hedged rate. Hedged outstanding US dollar denominated debt is translated to Canadian dollars at the hedged rate. In the event that a cross currency interest rate swap is terminated, the realized gain or loss would be recognized under current or deferred assets or liabilities on the balance sheet, and amortized over the debt term.

Also, the Corporation has assigned certain US dollar denominated sinking fund assets to provide a hedge against US$ 239 million in outstanding debentures.

Electricity, Oil and Natural Gas Prices

The Corporation periodically enters into electricity swaps to hedge the exposure related to changes in electricity prices on committed export sales. The Corporation also enters into oil and natural gas swaps to hedge the anticipated exposure related to changes in the cost of heavy fuel oil in the operations of its generating stations and on a purchase contract based on natural gas prices.

Gains or losses on these swaps that meet the hedge criteria are recognized at the settlement dates of the swaps. In the event that these swaps do not meet the hedge criteria or the forecasted purchase or sale is no longer probable of occurring, the derivative is carried at fair value, and changes in fair value would be recognized immediately in income.

n. Use of estimates

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from the estimates.

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N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

2. CHANGE  IN ACCOUNTING POLICY

Effective April 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) standard for asset retirement obligations. This standard applies to the plant decommissioning and used nuclear fuel management liabilities recorded by the Corporation. The new standard requires the recognition of the net present value of these liabilities when incurred. Income and retained earnings from prior years have been restated to reflect the new standard. Adoption of the new standard had an immaterial impact on net income in 2003 and 2002. Opening retained earnings in 2003 was increased by $45 million (2002 - $45 million). After restatement, in 2002, property, plant and equipment increased by $20 million and plant decommissioning and used nuclear fuel management liability decreased by $25 million.

3. SALES

a) Power sales to the Province of New Brunswick and other government owned organizations are recorded at normal commercial rates.

b) Out-of-province sales include $128 million (2002 -$195 million) to utilities in the United States.

4. AMORTIZATION AND DECOMMISSIONING

The change in service life of the Point Lepreau generating station from 25 to 27 years decreased amortization expense in 2003 by $17 million. Also during the year an environmental liability to treat acidic water drainage from an inactive mine was established by NB Coal, increasing decommissioning expense by $11 million.

5. FINANCE CHARGES

Interest paid on debt during the year was $257 million (2002 - $263 million). Interest received on investments during the year was $23 million (2002 - $22 million).

6. PROPERTY, PLANT AND EQUIPMENT

7. USED NUCLEAR FUEL TRUST FUND

The federal Nuclear Fuel Waste Act (NFWA), came into force in November 2002. The NFWA requires major owners of nuclear waste in Canada to establish trust funds and make annual payments to these funds to finance the long-term management of nuclear fuel waste. Pursuant to the NFWA, the Corporation established and contributed $20 million to its Nuclear Fuel Waste Trust fund in 2002. The NFWA requires the Corporation to contribute $4 million annually for the next three years (2003 to 2005) to its trust fund.

8. CASH AND SHORT-TERM INVESTMENTS

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N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

9. DEFERRED PENSION BENEFIT

Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan (Public Service Plan) as described in Note 1i. Actuarial valuations are prepared periodically to determine the costs of the pension benefits and the appropriate amounts of contributions to the fund. The latest actuarial valuation completed on the Public Service Plan was April 1, 2002.

The actuarial method used incorporates management's or the plan owner's best estimate assumptions to determine the present value of accrued pension benefit obligations based on projections of salaries and wages to normal retirement dates. The pension calculations were completed using a discount rate of 6.5% on the obligation and a rate of return of 7.5% on assets. Salary increases are assumed to be 2.5% and inflation is assumed to be 2%.

The status of the costs and obligations of the Corporation's share of the Public Service Plan and NB Coal's private plan as at March 31, 2003 was as follows:

Employees contributed $10 million (2002 - $9 million) and the Corporation contributed $12 million to the plan (2002 - $11 million) during the year. Benefit payments from the plan to retirees were $28 million (2002 - $29 million). Total contributions to date in excess of pension expense in the amount of $68 million (2002 - $61 million) have been recorded as an asset under deferred charges.

10. OTHER DEFERRED CHARGES

Other deferred charges include a $5 million prepayment for handling costs for Orimulsion(R) fuel delivery at Coleson Cove and a $1 million investment in a transmission project. The fuel handling prepayment will be charged to fuel expense based on volume of fuel delivered.

11. LONG-TERM DEBT

Debentures and notes

The US$ debenture balance outstanding at March 31, 2003 is US$ 650 million. Substantially all of this foreign debt is hedged as described below.

The weighted average coupon interest rate on all debentures and notes outstanding at March 31, 2003 is 7.24% (2002 - 8.06%).

Long-term debt payments

Long-term debt maturities and sinking fund requirements in respect of debt outstanding at March 31, 2003 are as follows for the five years ending March 31, 2008:

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N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

Cross-currency interest rate swaps

a) 7.625% Debentures, due February 15, 2013 - US $100 million With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 7.75125% on CDN $159 million.

b) 6.75% Debentures, due August 15, 2013 - US $100 million With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with Canadian banks that results in an effective fixed interest rate of 6.80025% on CDN $159 million.

c) 3.50% Debentures, due October 23, 2007 - US $200 million With respect to this debt, the Corporation has entered into a cross-currency interest rate swap transaction with the Province of New Brunswick that results in an effective fixed interest rate of 4.7925% on CDN $317 million.

Sinking funds

The Minister of Finance of the Province of New Brunswick, as Trustee for the Corporation, maintains a sinking fund for all debenture issues where required. Sinking fund earnings are reflected in the Corporation's income. Corporation debentures held in the fund are cancelled at maturity or on the debenture call date. Sinking fund investments are deducted from long-term debt except where the legally enforceable right to offset does not exist. The amount not offset and reclassified as investments is immaterial in 2003 and 2002. The Corporation has assigned certain US denominated sinking fund assets to provide a hedge against US $239 million in outstanding debentures.

Guarantee fee

The Corporation pays an annual guarantee fee to the Province of New Brunswick, amounting to 0.6489% of the total of long-term debt guaranteed by the Province, debentures held by the Province and short-term indebtedness to the Province, less the balance held in sinking funds, measured as at the previous year end.

12. SHORT-TERM INDEBTEDNESS

The Corporation borrows funds for temporary purposes from the Province of New Brunswick. The short-term borrowings from the Province of New Brunswick are $295 million at March 31, 2003 (2002 - $0 million).

The Corporation may also borrow from banks from time to time. Such borrowings are payable on demand. The Corporation has bank lines of credit, guaranteed by the Province of New Brunswick, for short-term borrowings totaling $89 million.

NB Coal has bank lines of credit totaling $4 million, which are secured by a general assignment of book debts.

13. PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT

The Corporation's nuclear generating station produces nuclear waste in the form of radioactive nuclear fuel bundles. The used nuclear fuel will need to be disposed of and the nuclear station will need to be dismantled and decommissioned at the end of its service life.

The Corporation is also required to decommission its thermal generating stations at the end of their useful lives.

The liability for plant decommissioning and used nuclear fuel management consists of the following.

Liability for Used Nuclear Fuel Management

The liability for used nuclear fuel management costs represents the cost of managing the radioactive used nuclear fuel bundles generated by the nuclear station. The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $445 million.

  The management of the used nuclear fuel will require cash expenditures until 2047 to settle the liability.

  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

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N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

Liability for Nuclear Decommissioning

The liability for nuclear decommissioning represents the costs of decommissioning the nuclear generating station after the end of its service life. The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $468 million.
  The decommissioning of the nuclear generating station will require cash expenditures until 2052 to settle the liability.
  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

Liability for Thermal Decommissioning

The liability for thermal decommissioning represents the costs of decommissioning the thermal generating stations after the end of their service lives. The key assumptions on which the liability is based are:

  The total undiscounted amount of the estimated cash flows required to settle the liability is $93 million.
  The decommissioning of the thermal generating stations will require cash expenditures until 2033 to settle the liability.
  The credit adjusted risk free rate at which the estimated cash flows have been discounted is 7.1%.

14. DEFERRED LIABILITIES - OTHER

Retirement allowance liability

The Corporation has a retirement allowance program for employees as described in Note 1j. Actuarial calculations are prepared to determine the amount of the Corporation's obligations for retirement allowances. The actuarial method used incorporates management's best estimate assumptions to determine the present value of the accrued retirement allowance obligation based on projections of salaries and wages to normal retirement dates. The interest rate used in the calculation of this obligation was 6.5% and the assumed rate of salary escalation was 2.5%. The latest actuarial calculation was done as at April 1, 2002.

The retirement allowance obligation as at March 31, 2003 is $27 million (2002 - $24 million). The retirement allowance expense for the year ended March 31, 2003 was $4 million (2002 - $4 million). The cumulative amount expensed in excess of amounts paid out under the retirement allowance program has been set up as a deferred liability.

NB Coal environmental liability

During the year, the Corporation and its subsidiary, NB Coal, developed a long-term plan to treat acidic water drainage from an inactive mine. The plan involves building a permanent water treatment facility which will be used to treat the site for as long as required. During the year, NB Coal recognized an environmental liability equal to the net present value of the expected future costs.

15. AMOUNTS CHARGED OR CREDITED TO OPERATIONS NOT REQUIRING A CURRENT CASH PAYMENT

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16. FINANCIAL INSTRUMENTS

Foreign exchange risk management

At March 31, 2003, the Corporation had outstanding forward exchange contracts representing a net commitment to purchase US$263 million (2002 - US$ 355 million) maturing over the next eighteen months. The weighted average rate of exchange protected by these contracts is $1.5554.

The fair value of forward exchange contracts as at March 31, 2003 is $409 million (2002 - $568 million). If the contracts had been closed out at March 31, 2003 the loss would have been $17 million (2002 - gain of $12 million).

At March 31, 2003, the Corporation had outstanding forward cross-currency interest rate swaps effectively hedging principal and interest payments associated with US $400 million debt. The debt was converted at a weighted-average exchange rate of 1.5883 and interest rate of 6.04%. If the swaps had been closed out at March 31, 2003 the loss would have been $21 million.

The Corporation has hedged $239 million of its remaining $250 million US dollar denominated debt with certain US denominated sinking fund assets.

Fuel price risk management

At March 31, 2003, the Corporation had outstanding heavy fuel oil swap contracts totaling $84 million (2002 - $79 million) maturing over the next eighteen months. The fair market value of the heavy fuel swap agreements as at March 31, 2003 is $92 million (2002 - $89 million).

At March 31, 2003, the Corporation had outstanding natural gas swap contracts totaling $8 million (2002 -$15 million) maturing over the next twelve months. The fair market value of the natural gas swap agreements as at March 31, 2003 is $11 million (2002 - $19 million).

Under the agreements, the Corporation exchanges monthly payments based on the differential between a fixed price and a monthly cumulative floating price for the associated fuel. The differential to be paid or received is reflected in the cost of fuel.

If the outstanding swap contracts for which gains and losses accrue to the Corporation had been closed out at March 31, 2003, the gain would have been $8 million for heavy fuel oil swaps (2002 - gain of $10 million), and $3 million for natural gas swaps (2002 - gain of $4 million).

Electricity risk management

At March 31, 2003, the Corporation had no forward dated electricity swap contracts outstanding. (2002 - $8 million). The fair market value of the electricity swap agreements as at March 31, 2002 was $9 million with an unrecognized loss of $1 million.

Interest rate risk management

At March 31, 2003, the Corporation had no forward dated interest rate swap agreements outstanding. The agreements at March 31, 2002 had a notional principal of $225 million with an unrecognized loss of $4 million.

Fair value of debt and sinking funds

The estimated fair value of long-term debt as at March 31, 2003 is $3,639 million compared to a book value of $3,131 million (2002 - $3,685 million compared to $3,249 million). The estimated fair value of all sinking funds as at March 31, 2003 is $420 million compared to a book value of $387 million (2002 - $381 million compared to $359 million).

Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an on-going basis. The estimated fair value of credit risk is deemed to be the sum of accounts receivable net of applicable reserves and the total gross unrealized gains for financial instruments. Accounts receivable, net of applicable reserves is $188 million (2002 - $169 million). Foreign exchange, interest rate and fuel price risk management represents a gross unrealized loss, net of gains, of $27 million (2002 - $21 million gain).

17. COMMITMENTS

Coleson Cove Generating Station Refurbishment

The Corporation received environmental approvals and began construction in December 2002 to refurbish the 998 megawatt Coleson Cove generating station and convert it to burn Orimulsion(R) fuel. Expenditures to March 31, 2003 amounted to $106 million. The estimated total cost of the refurbishment is $747 million. The refurbishment and conversion is expected to be completed by November 2004.

Belledune Wharf

The Corporation has entered into an operating lease expiring in 2013, with a twenty year renewal option, for the port facility at Belledune. This lease provides for annual charges of approximately $5 million.

48	NEW BRUNSWICK POWER CORPORATION	2002-2003 ANNUAL REPORT

N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

Courtenay Bay Generating Station

The Corporation has entered into a lease agreement for site facilities, expiring in 2021, with a five year option to extend. The tenant has repowered an existing 100 MW unit to a 280 MW combined cycle natural gas unit which began commercial operation effective September 2001.

The Corporation has also entered into a related power purchase and transmission access agreement expiring in 2021, with a five year option to extend, with the same third party. The Corporation will purchase all the electrical energy produced by the re-powered 280 MW combined cycle natural gas unit during the winter period, November 1 to March 31, and from time to time, some or all of the electrical energy produced during the summer period.

Gas Transportation Agreement

The Corporation has entered into an agreement expiring in 2015, for firm natural gas transportation service to the re-powered Courtenay Bay Generating Station. The cost of transportation will be recovered from the tenant referred to in the lease of the generating station.

Orimulsion(R) Fuel Supply

The Corporation has entered into a twenty year agreement to purchase Orimulsion(R) fuel for the Dalhousie generating station from 1990, continuing year to year thereafter unless terminated by either party. Also, the Corporation has signed a memorandum of understanding for the purchase of Orimulsion(R) fuel for the Coleson Cove generating station for a twenty year term, beginning in 2004.

Fuel Off Loading and Delivery

The Corporation has signed a memorandum of understanding for the use of facilities to off load fuel from marine tankers, provide temporary storage, and deliver the fuel by pipeline to the Coleson Cove generating station for a twenty year term.

Computer Equipment

The Corporation has entered into operating leases relating to computer equipment. The future minimum lease payments under these leases are as follows:

18. CONTINGENCY

The Canadian government has ratified the Kyoto Protocol. The Corporation is not able to estimate the full impact the ratification will have on its future business, as the provincial and federal governments have not finalised their implementation plans.

19. SUBSEQUENT EVENTS

Restructuring the Corporation

In April, 2003 the Province of New Brunswick enacted the "Electricity Act". This Act provides for:

  The restructuring of New Brunswick Power Corporation into five crown corporations:

         -  New Brunswick Power Holding Corporation

         -  New Brunswick Power Nuclear Corporation

         -  New Brunswick Power Generation Corporation

         -  New Brunswick Power Transmission Corporation

         -  New Brunswick Power Distribution and Customer Service Corporation

  The establishment of a New Brunswick System Operator. It will be a not-for-profit organization whose primary objective is to independently direct the operation and maintain the adequacy and reliability of the transmission grid.

  The establishment of the New Brunswick Electric Finance Corporation. This Corporation will facilitate the conversion of New Brunswick Power Corporation's debt to appropriate levels of debt in the operating companies through a debt equity swap, and will assume and reduce the remaining portion of the Corporation's debt. Payments from the operating companies to the Electric Finance Corporation, in the form of dividends and special payments, will be used to service and reduce the debt assumed by the Electric Finance Corporation.

The Act also allows for the Province of New Brunswick to:

  Cause the Generation Corporation to sell all or part of its assets comprising the Coleson Cove generating station, or enter into an agreement including a trust, lease, partnership, joint venture or operating agreement, with respect to the Coleson Cove generating station.
  Cause the Nuclear Corporation to enter into an arrangement including a trust, lease, partnership, joint venture or operating agreement with respect to the Point Lepreau nuclear generation facility.
  Allow the System Operator to establish the electricity market rules for New Brunswick
  Effect the transferring of officers, employees, assets, liabilities, rights and obligations of New Brunswick Power Corporation to the New Brunswick Power Holding Corporation, the four operating companies, the System Operator and the Electric Finance Corporation. The transfers of assets, liabilities, rights and obligations will be done at their book values.

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N O T E S T O T H E C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

The Act received royal assent on April 11, 2003 and is expected to be proclaimed some time during 2003-04.

The operating companies will be expected to:

  Operate on a commercial basis, achieving return on equity targets
  Borrow without a provincial guarantee, except for the Nuclear Corporation which will remain an agent of the Crown
  Make payments in lieu of taxes and dividends

20. COMPARATIVE FIGURES

Certain 2002 figures have been reclassified to conform with 2003 financial statement presentation.

50	NEW BRUNSWICK POWER CORPORATION	2002-2003 ANNUAL REPORT